Fulbright & Jaworski L.L.P. A Registered Limited Liability Partnership 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 www.fulbright.com

Telephone: (713) 651-5151		Facsimile: (713) 651-5246
September 21, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549
Attention:      Pamela A. Long, Assistant Director
                      Era Anagnosti, Staff Attorney
Via EDGAR

Re:	DXP Enterprises, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed on July 21, 2010 File No. 333-166582
Dear Ladies and Gentlemen:
     We write this letter on behalf of DXP Enterprises, Inc. to respond to the comment letter received from the staff on July 29, 2010 relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Amended Form S-3”) and in connection with the simultaneous filing with this letter of Amendment No. 2 to the Amended Form S-3 (the “Amendment”). We have responded to each comment by number. For the convenience of the staff, we have repeated the comment immediately preceding the applicable response. In addition to the response to the Staff’s comments, the Amendment includes an updated Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends and an updated Exhibit 12.1. In this letter, we refer to DXP Enterprises, Inc. as “DXP” or the “Company.”
Exhibit 5.1 — Opinion of Fulbright & Jaworski L.L.P.
1.	We note your response to comment six in our letter dated June 1, 2010. Please remove the assumption set forth in paragraph (a)(iv), as it is inappropriate. In this regard, we note that you have limited the jurisdiction of your opinion as set forth in the penultimate paragraph of the opinion.
Fulbright & Jaworski L.L.P. has revised the legal opinion to delete the assumption set forth in paragraph (a)(iv) in its entirety and insert a new paragraph (b) to read as follows:
“(b) We note that (i) by statute, New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree and (ii) that Texas courts have ruled that a judgment or decree rendered in a foreign currency will be converted into U.S. dollars on the date of the date of judgment, in cases in which the foreign

United States Securities Exchange Commission
September 21, 2010

currency has appreciated since the date of the injury or breach and on the date of injury or breach in cases in which the foreign currency has depreciated since the date of injury or breach. There is no federal statute corresponding to the New York statute and no controlling federal court decision on this issue. Accordingly, we express no opinion as to whether a federal court applying federal law would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars.”
See page 5 of Exhibit 5.1 to the Amendment.
2.	We note your response to comment seven in our letter dated June 1, 2010. Please remove the assumption set forth in paragraph (b) and (c), as they are inappropriate. In this regard, we note that we disagree with your generalization of the Staff’s position. We also note that these assumptions are broader than as described in your response.
Fulbright & Jaworski L.L.P. has revised the legal opinion to delete the assumptions set forth in paragraphs (b) and (c) in their entirety. See page 5 of Exhibit 5.1 to the Amendment.
      If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon (713/651-5658) of this firm.

Very truly yours,
/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc: Mac McConnell